RECOV Energy Corp.

3163 Kennedy Boulevard

Jersey City, NJ  07306

(201) 217-4137

September 2, 2005

Mr. Josh Forgione

Staff Accountant

Securities and Exchange Commission

Washington, DC   20549

VIA EDGAR

Re:

RECOV Energy Corp.

Item 4.02 Form 8-K, filed August 26, 2005

File No. 000-30230

Comment Letter dated August 30, 2005

Dear Mr. Forgione:

This letter has been drafted in response to the letter received from you by RECOV Energy Corp,  (“RECOV”), dated August 30, 2005, commenting on the Item 4.02 Form 8-KSB filed by RECOV on August 26, 2005.  Please see our specific responses on the attached page, keyed to the two numbered comments in your letter.

We acknowledge that the management of RECOV is responsible for the adequacy and accuracy of the disclosures in our filings and that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to filings.  Further, we understand that RECOV may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me if you have any questions.

Sincerely,

RECOV Energy Corp. (Registrant)

/s/ Richard Verdiramo

Richard Verdiramo

President, Chief Executive and Chief Financial Officer

Mr. Josh Forgione

September 2, 2005

Attachment page

(1)

We intend to file our restated financial statements for our fiscal year ended March 31, 2005 in an amended annual report on Form 10-KSB/A.  We expect that such amended filing, together with our response to the staff letter of comments from Rachel Zablow dated August 16, 2005, with respect to that filing, will be made via Edgar by September 12, 2005.

(2)

Our certifying Chief Executive and Chief Financial Officer (the same person) has reconsidered the effect on the adequacy of our disclosure controls and procedures as of the end of the period covered by our Form 10-KSB for the year ended March 31, 2005 in light of the errors we disclosed in the Item 4.02 Form 8-K filing.  Such errors relate principally to transactions which occurred or had been initiated as the Company was in a transition phase from active status to that of a “shell” company.

Presently, as a shell company, we do not have the resources to employ a full-time financial reporting professional.  We have engaged the services of an SEC accounting and reporting consultant to assist us in correcting the errors referred to in our 8-K filing and in responding to Ms. Zablow’s letter.  We believe that the utilization of such services, in combination with our existing system of disclosure controls and procedures provide satisfactory safeguards against a recurrence of the type and magnitude of the errors we discovered.

We anticipate retaining the use of such consulting services for our future filings until such time as we are able to effect a merger with an operating company, should we be able to accomplish that objective.  (We are aware of applicable reporting obligations related thereto, as well as newly issued rules applicable to shell companies).  At such time, if we are able to effect a merger, we would expect that the company we merge with will either have the requisite financial reporting professional(s) already employed on a full-time basis or the resources to do so.